

Strength. Performance. Passion.

Holcim

Half-Year Report 2006 Holcim Ltd

Key figures Group Holcim

January–June		2006	2005[1]	±%	±% local currency
Annual production capacity cement	million t	193.8	160.4[2]	+20.8	
Sales of cement	million t	65.5	52.5	+24.8	
Sales of mineral components	million t	2.6	2.3	+13.0	
Sales of aggregates	million t	84.6	68.3	+23.9	
Sales of ready-mix concrete	million m^3	20.7	17.2	+20.3	
Sales of asphalt	million t	6.1	4.0	+52.5	
Net sales	million CHF	10,879	7,870	+38.2	+33.2
Operating EBITDA	million CHF	2,717	2,037	+33.4	+28.5
Operating EBITDA margin	%	25.0	25.9		
EBITDA	million CHF	2,807	2,098	+33.8	+29.3
Operating profit	million CHF	1,941	1,448	+34.0	+29.2
Operating profit margin	%	17.8	18.4		
Net income	million CHF	1,088	757	+43.7	+38.8
Net income margin	%	10.0	9.6		
Net income – equity holders of Holcim Ltd	million CHF	821	633	+29.7	+25.4
Cash flow from operating activities	million CHF	816	686	+19.0	+17.2
Cash flow margin	%	7.5	8.7		
Net financial debt	million CHF	12,240	12,693[2]	–3.6	–0.7
Total shareholders' equity	million CHF	17,563	14,250[2]	+23.2	+29.7
Gearing[3]	%	69.7	89.1[2]		
Personnel	30.6.	89,405	59,901[2]	+49.3	
Earnings per dividend-bearing share[4]	CHF	3.52	2.77	+27.1	+22.8
Fully diluted earnings per share[4]	CHF	3.47	2.73	+27.1	+22.8
Cash earnings per dividend-bearing share[4,5]	CHF	3.74	2.89	+29.4	+25.1

Principal key figures in USD (illustrative)[6]

Net sales	million USD	8,566	6,504	+31.7
Operating EBITDA	million USD	2,139	1,683	+27.1
Operating profit	million USD	1,528	1,197	+27.7
Net income – equity holders of Holcim Ltd	million USD	646	523	+23.5
Cash flow from operating activities	million USD	643	567	+13.4
Net financial debt	million USD	9,951	9,616[2]	+3.5
Total shareholders' equity	million USD	14,279	10,795[2]	+32.3
Earnings per dividend-bearing share[4]	USD	2.77	2.29	+21.0
Cash earnings per dividend-bearing share[4,5]	USD	2.94	2.39	+23.0

Principal key figures in EUR (illustrative)[6]

Net sales	million EUR	6,974	5,077	+37.4
Operating EBITDA	million EUR	1,742	1,314	+32.6
Operating profit	million EUR	1,244	934	+33.2
Net income – equity holders of Holcim Ltd	million EUR	526	408	+28.9
Cash flow from operating activities	million EUR	523	443	+18.1
Net financial debt	million EUR	7,796	8,137[2]	–4.2
Total shareholders' equity	million EUR	11,187	9,135[2]	+22.5
Earnings per dividend-bearing share[4]	EUR	2.26	1.79	+26.3
Cash earnings per dividend-bearing share[4,5]	EUR	2.40	1.86	+29.0

[1] Adjusted in line with IAS 21 amended.

[2] As of December 31, 2005.

[3] Net financial debt divided by total shareholders' equity.

[4] EPS calculation based on net income attributable to equity holders of Holcim Ltd.

[5] Excludes the amortization of other intangible assets.

[6] Income statement figures translated at average rate; balance sheet figures at closing rate.

Holcim on growth track. Operational efficiency and acquisitions drive strong increase in Group results.

To our shareholders

In the first six months of 2006, Holcim produced further organic growth and improved its financial performance. Contributing factors include the generally favorable market environment, the enhanced scope of consolidation, and greater operational efficiency.

Against the backdrop of favorable global economic development, the construction industry produced a solid performance in most regions. Among the few exceptions were a small number of Asian countries, in which political uncertainties in particular impaired economic growth. By contrast, the demand for building materials in North and Latin America remained very robust, and in Europe the building industry continued to gain strength. The level of demand in North and South Africa remained satisfactory.

Holcim's sales increased in all segments and Group regions. Consolidated cement sales rose by 24.8 percent to 65.5 million tonnes. Thanks to the consolidation of our recent acquisitions in India, Group region Asia Pacific recorded by far the largest sales growth of all regions, followed by Latin America and North America. Increases in Europe and Group region Africa Middle East were more moderate.

Sales of aggregates and ready-mix concrete also improved sharply, the former up by 23.9 percent to 84.6 million tonnes and the latter by 20.3 percent to 20.7 million cubic meters. Group regions Europe and North America posted impressive increases in these two segments because the quantities supplied by Aggregate Industries were consolidated only from the second quarter of 2005 on. Sales volumes of ready-mix concrete were boosted particularly by strong demand in Mexico and in other Latin American markets as well as in India.

Group in million CHF	January–June 2006	January–June 2005[1]	±%	April–June 2006	April–June 2005[1]	±%
Net sales	10,879	7,870	+38.2	6,251	5,140	+21.6
Operating EBITDA	2,717	2,037	+33.4	1,716	1,379	+24.4
Operating profit	1,941	1,448	+34.0	1,314	1,037	+26.7
Net income	1,088	757	+43.7	815	596	+36.7
Cash flow from operating activities	816	686	+19.0	923	609	+51.6

[1] Adjusted in line with IAS 21 amended.

Consolidated net sales rose by 38.2 percent to CHF 10.879 billion, and operating EBITDA increased by 33.4 percent to CHF 2.717 billion.

All Group regions achieved a significant improvement in operating results. Thanks to the greater scope of consolidation, growth was strongest in Group region Asia Pacific with 118.8 percent, followed by North America with 22.9 percent, Europe with 20.6 percent, Latin America with 18.3 percent and Africa Middle East with 10.7 percent. Moreover, Group internal operating EBITDA growth of 13.4 percent was noticeably higher than the long-term average of 5 percent. After stripping out acquisition and currency effects, the EBITDA margin improved to 26.4 percent (first half of 2005: 25.9), despite a huge increase in energy costs. Including the changes in the scope of consolidation and in product mix, the EBITDA margin was, as might be expected, somewhat lower at 25 percent. Consolidated operating profit rose by 34 percent to CHF 1.941 billion, and cash flow from operating activities improved to CHF 816 million (first half of 2005: 686). Net income was 43.7 percent higher at CHF 1.088 billion, and the share of net income attributable to equity holders of Holcim Ltd increased by 29.7 percent to CHF 821 million.

European building industry on the up

In the first half of 2006, the European construction industry continued to gather steam. New orders rose in practically all markets in this region in which Holcim operates. In western Europe, Spain and France reported robust consumption, and demand for building material was also strong in the Benelux countries and Switzerland. The mood looked somewhat brighter in the German construction sector, prompting a slight increase in cement consumption for the first time in years. In the UK, housing construction in particular achieved healthy levels. A continued strong building boom characterized the markets in central Europe. Building activity in southeastern Europe matched the solid growth rates seen in the preceding years.

In Spain, Holcim again posted very high sales volumes. Our local Group company focused its operations increasingly on high-margin product segments. Holcim France Benelux recorded higher sales in northern and eastern France and benefited from the recovery in demand in Belgium and the Netherlands. Thanks to the expansion in production capacity at Dunkirk, sales of blended cements in particular increased appreciably. Holcim Germany also benefited from the improvement in the market environment in the north of the country, selling more ready-mix concrete in particular. Despite lackluster margins, our Italian Group company increased deliveries of aggregates and ready-mix concrete. Holcim Switzerland reported sales increases, above all in cement and aggregates. Holcim Baden-Württemberg posted noticeably higher sales. The largest percentage expansion in central and southeastern Europe was achieved by our Group companies in Bulgaria, Croatia, Romania and Serbia. Aggregate Industries UK profited from stable sales of aggregates and rising demand for ready-mix concrete. Delays in road maintenance and construction projects caused a decline in deliveries of asphalt.

Overall, consolidated sales of cement in the Group region Europe rose by 3.4 percent to 15.4 million tonnes. Above-average sales increases were seen in aggregates, up 24.4 percent to 44.3 million tonnes, and in ready-mix concrete, 18.5 percent higher at 9.6 million cubic meters. This strong gain is attributable for the most part to Aggregate Industries, whose results were fully consolidated only from April 2005.

Europe in million CHF	January–June 2006	January–June 2005	±%	April–June 2006	April–June 2005	±%
Net sales	3,980	3,066	+29.8	2,328	2,152	+8.2
Operating EBITDA	890	738	+20.6	599	563	+6.4
Operating profit	625	522	+19.7	463	430	+7.7

Operating EBITDA increased by 20.6 percent to CHF 890 million; internal operating EBITDA grew by 10.3 percent. The performance of our Group companies in France, Spain, Russia and southeastern Europe has improved appreciably. Achieving a higher contribution to earnings, Holcim Germany moved in the right direction.

In the period under review, Aggregate Industries successfully concluded negotiations on the acquisition of UK building materials group Foster Yeoman. This takeover will decisively strengthen our aggregates and asphalt operations in the UK. Foster Yeoman will be consolidated upon completion of the acquisition in the second half of 2006.

Demand for cement remains strong in North America

Despite the slowdown in US residential building, the construction industry continues to expand robustly, as evidenced by yet another rise in demand for building materials. Industrial and commercial construction witnessed strong growth, while investment in public infrastructure also increased. While sales generally held up well in the mild winter months, heavy rains in the states of Massachusetts, Michigan and Indiana hampered construction activity in the second quarter.

In Canada too, demand for our products has risen across all segments, driven by programs to expand transport infrastructure as well as supply grids, by numerous industrial projects, and by housing construction, which was more robust than anticipated.

In this very favorable economic environment, consolidated supplies of cement in Group region North America increased again, this time by 8.8 percent to 8.7 million tonnes.

Both Holcim US and St. Lawrence Cement succeeded in lifting cement production further. To meet the high demand, greater quantities of clinker and cement nonetheless had to be imported. In addition, St. Lawrence Cement utilized the recently expanded port facilities at the Camden site to boost imports of granulated slag used in the manufacture of GranCem® products.

The jump in sales volumes reflected the consolidation of the aggregate and ready-mix concrete deliveries of Aggregate Industries US. In North America, consolidated sales of aggregates rose by 31.4 percent to 27.2 million tonnes and of ready-mix concrete by 26.1 percent to 2.9 million cubic meters.

North America in million CHF	January–June 2006	January–June 2005	±%	April–June 2006	April–June 2005	±%
Net sales	2,376	1,700	+39.8	1,492	1,295	+15.2
Operating EBITDA	376	306	+22.9	299	263	+13.7
Operating profit	217	194	+11.9	218	192	+13.5

In its operating results, Group region North America has taken a great step forward. Operating EBITDA was CHF 376 million (first half of 2005: 306). Thanks to the favorable market environment, Holcim US and St. Lawrence Cement were able to increase sales revenues, and Aggregate Industries US also benefited from better prices. Internal operating EBITDA of Group region North America grew by 25.5 percent.

In June, Aggregate Industries acquired the Meyer Material Company, a leading supplier of aggregates, ready-mix concrete and concrete paving in the Greater Chicago region. This company has been fully consolidated since July.

Unbroken growth momentum in Latin America

The pace of economic recovery in Latin America picked up in the first half of the year. Apart from stronger domestic consumption, the export sector also functioned as a growth engine in many countries. Higher global prices for commodities and agricultural products led to significantly higher export revenues in the region. The building industry benefited from this, and consumption of cement rose in all of the markets that Holcim supplies. Investment spending was focused on public and private housing construction and the expansion of the transport networks and supply infrastructure.

Holcim Apasco in Mexico took advantage of the increase in construction activity by public bodies in the run-up to the presidential election to improve sales in all segments. Over and above this, there was a modest rise in exports of clinker and cement. In Central America, the completed integration of Cemento de El Salvador enabled Holcim to optimize parts of the regional distribution network. This development made it possible for our Group company to increase deliveries of cement and clinker to Honduras and Nicaragua. Sales by Panamá Cement achieved another notable increase thanks to tax relief in private residential construction and to the modernization of port facilities.

Our Group company in Venezuela benefited from high volumes of domestic orders; in Ecuador, the generally healthy state of the market led Holcim Ecuador to expand cement deliveries. Sales also held up well in Colombia, although the recovery in prices remains very sluggish. Our Brazilian Group company saw stronger demand and an increase in sales in all segments – albeit at lower prices. In Argentina, our cement production reached its highest level in six years on the back of an uninterrupted building boom. The construction industry also remained robust in Chile; both Minetti and Cemento Polpaico achieved gratifying results, in particular on sales of cement and ready-mix concrete.

Thanks to the positive trend in sales volumes of all Group companies, consolidated cement sales in Group region Latin America rose by 13.2 percent to 12.9 million tonnes. Sales of aggregates and ready-mix concrete recorded increases of 8.6 percent to 6.3 million tonnes and 19.5 percent to 4.9 million cubic meters, respectively. Deliveries in all three segments were substantially higher, particularly in Mexico and Brazil.

Latin America in million CHF	January–June 2006	January–June 2005	±%	April–June 2006	April–June 2005	±%
Net sales	1,816	1,464	+24.0	890	789	+12.8
Operating EBITDA	646	546	+18.3	317	296	+7.1
Operating profit	520	426	+22.1	257	234	+9.8

The operating EBITDA of Group region Latin America increased 18.3 percent to CHF 646 million. Practically all Group companies helped to drive the stronger performance. Holcim Apasco and Holcim Ecuador achieved the strongest earnings growth. By contrast, Holcim Brazil reported an operating loss as a result of the considerable pressure on prices, and significantly higher energy prices squeezed results at Minetti. Internal operating EBITDA of Group region Latin America grew by 11.7 percent.

Solid demand for building materials in Group region Africa Middle East

The building materials markets in which Holcim operates in Group region Africa Middle East have reported solid results, although consumption growth across the region has been uneven. Construction activity remained buoyant in North and South Africa in particular.

In Morocco, motorway construction, public housing building programs and investment in the tourism sector boosted deliveries of cement and ready-mix concrete. The new packing and distribution facility near Settat has improved the company's supply chain management in the growing cement markets in the Casablanca region. Egyptian Cement sales benefited from stronger domestic demand and enhanced pricing power. Domestic consumption in Lebanon contracted, but exports of cement and clinker bolstered the utilization of production capacity at the plant in Chekka. Modest growth impetus in the Greater Beirut area translated into an increase in ready-mix concrete sales.

In the Indian Ocean, road and housing construction on La Réunion resulted in higher sales of aggregates and ready-mix concrete. In Madagascar, deliveries of cement rose only marginally. In West Africa, construction activity picked up a little from the previous low level. Once again, the output of Holcim South Africa exceeded the previous year's record on the back of stronger sales, especially in the cement and aggregates segments.

For Group region Africa Middle East as a whole, cement sales rose by 1.4 percent to 7.3 million tonnes. Deliveries of aggregates and ready-mix concrete increased by 17.4 percent to 5.4 million tonnes and by 20 percent to 1.2 million cubic meters, respectively.

Africa Middle East in million CHF	January–June 2006	January–June 2005	±%	April–June 2006	April–June 2005	±%
Net sales	1,005	859	+17.0	539	480	+12.3
Operating EBITDA	322	291	+10.7	171	164	+4.3
Operating profit	278	250	+11.2	150	143	+4.9

The profitability of Group region Africa Middle East improved sharply in the first half of 2006. Operating EBITDA increased by 10.7 percent to CHF 322 million. Internal operating EBITDA growth came to 9.8 percent. All Group companies contributed to this good result. Particular mention must be made of the noticeably higher earnings reported by our Group companies in Morocco, Egypt, South Africa and the Indian Ocean.

In the period under review, the construction of the new cement plant south of Casablanca proceeded according to plan. The ultramodern and environmentally efficient plant will have an annual capacity of 1.7 million tonnes of cement and come into operation in the second half of 2007.

Robust development in India strengthens Group region Asia Pacific

In the first half of the year, growth slowed, at least temporarily, in some Holcim markets in Group region Asia Pacific. Political uncertainty in Thailand and Indonesia in particular had a dampening effect on investment activity in the first half, which in turn led to a falloff in sales. However, demand for building materials held up well in India and China, the two regional powerhouses.

Our Group companies in India – ACC, Ambuja Cement Eastern and Gujarat Ambuja Cements – were able to substantially expand sales volumes. The main stimulus came from residential and industrial construction and major infrastructure projects. Holcim Sri Lanka and Holcim Bangladesh both reported higher sales, as did Huaxin Cement (not yet consolidated) in China.

Exports of cement and clinker by Siam City Cement in Thailand offset practically the entire decline in sales in the domestic market. The company also stepped up deliveries of ready-mix concrete to the Greater Bangkok area. Holcim Vietnam focused on high-margin markets, well aware that this would mean a dip in quantities sold. Our Group company on the Philippines achieved a stable level of domestic sales. However, a production outage at the Davao plant led to a reduction in exports. In Indonesia, activity in the construction industry slowed perceptibly, and despite rising exports our Group company's sales volumes were sharply lower. Cement Australia also felt the slowdown in demand for building materials, and sales fell marginally on the year-back level. Bad weather depressed sales at Holcim New Zealand somewhat. By contrast, sales of cement in Malaysia and Singapore held up well.

The sharp increase in cement sales by 66.4 percent to 24.3 million tonnes is attributable to the recent consolidation of companies in India. In the aggregates segment, sales volumes declined by 12.5 percent to 1.4 million tonnes on account of portfolio adjustments. On the other hand, sales of ready-mix concrete increased, up by 23.5 percent to 2.1 million cubic meters. This is primarily a consequence of the integration of our new positions in several major Indian agglomerations and of the enhanced vertical integration centered on Bangkok and Ho Chi Minh City.

Asia Pacific	January–June	January–June	±%	April–June	April–June	±%
in million CHF	2006	2005		2006	2005	
Net sales	2,080	1,093	+90.3	1,218	598	+103.7
Operating EBITDA	582	266	+118.8	365	149	+145.0
Operating profit	404	171	+136.3	263	99	+165.7

In this Group region, operating EBITDA rose sharply by 118.8 percent to CHF 582 million. The much stronger result is due to additions to the scope of consolidation as well as more stable sales prices and the progress made in cost cutting at many Group companies. Internal operating EBITDA rose by 2.4 percent.

In April and May, Holcim further strengthened its position in India with two transactions. First we launched a mandatory offer to acquire another 20 percent interest in Gujarat Ambuja Cements. Then we initiated the merger of Ambuja Cement Eastern, in which Holcim already had a controlling interest. After completion of this merger, Holcim will hold approximately 23 percent of the share capital of Gujarat Ambuja Cements. In June, Ambuja Cement India Ltd. increased its stake in ACC to 35.3 percent through purchases on the stock market.

In China, we are making progress in our efforts to acquire a majority holding in Huaxin Cement. After the Board of Directors and the General Meeting approved the capital increase and the assignment of the majority holding in Huaxin Cement to Holcim, the local and provincial authorities granted the necessary authorizations. The file has been sent to the appropriate offices of the central government and the stock exchange supervisory agency for final approval. We expect this complex takeover process to be completed this year.

Further growth in 2006

Despite greater uncertainty surrounding developments in oil prices and interest rates and the unsettled situation in the Middle East, we expect a favorable global construction cycle also in the second half of the year. Our solid positioning and the rapid integration into the Group of all newly acquired companies create a solid basis for the continued generation of further substantial added value. The Board of Directors and Executive Committee herewith confirm the Group forecasts announced in May 2006 that internal operating EBITDA growth will once again exceed the long-term average of 5 percent.

Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
Chief Executive Officer

August 23, 2006

Consolidated statement of income of Group Holcim

Million CHF	Notes	January–June 2006 Unaudited	January–June 2005[1] Unaudited	±%	April–June 2006 Unaudited	April–June 2005[1] Unaudited	±%
Net sales	6	**10,879**	**7,870**	**+38.2**	**6,251**	**5,140**	**+21.6**
Production cost of goods sold		(5,696)	(4,088)		(3,172)	(2,680)	
Gross profit		**5,183**	**3,782**	**+37.0**	**3,079**	**2,460**	**+25.2**
Distribution and selling expenses		(2,427)	(1,744)		(1,359)	(1,090)	
Administration expenses		(763)	(564)		(375)	(316)	
Other depreciation and amortization		(52)	(26)		(31)	(17)	
Operating profit		**1,941**	**1,448**	**+34.0**	**1,314**	**1,037**	**+26.7**
Other income net	8	43	16		22	4	
Share of profit of associates		33	31		19	30	
EBIT[2]		**2,017**	**1,495**	**+34.9**	**1,355**	**1,071**	**+26.5**
Financial expenses net	9	(434)	(371)		(189)	(202)	
Net income before taxes		**1,583**	**1,124**	**+40.8**	**1,166**	**869**	**+34.2**
Income taxes		(495)	(367)		(351)	(273)	
Net income		**1,088**	**757**	**+43.7**	**815**	**596**	**+36.7**
Attributable to:							
Equity holders of Holcim Ltd		821	633	+29.7	651	513	+26.9
Minority interest		267	124		164	83	
CHF							
Earnings per dividend-bearing share[3]		3.52	2.77		2.78	2.24	
Fully diluted earnings per share[3]		3.47	2.73		2.73	2.20	
Cash earnings per dividend-bearing share[3] [4]		3.74	2.89		2.91	2.28	

[1] Adjusted in line with IAS 21 amended.

[2] Earnings before interest and taxes.

[3] EPS calculation based on net income attributable to equity holders of Holcim Ltd.

[4] Excludes the amortization of other intangible assets.

Consolidated balance sheet of Group Holcim

Million CHF	30.6.2006 Unaudited	31.12.2005[1] Audited	30.6.2005[1] Unaudited
Cash and cash equivalents	3,082	3,332	4,548
Marketable securities	206	37	38
Accounts receivable	4,009	3,325	3,769
Inventories	2,167	1,865	1,802
Prepaid expenses and other current assets	531	290	342
Total current assets	**9,995**	**8,849**	**10,499**
Financial assets	690	699	817
Investments in associates	655	1,391	1,349
Property, plant and equipment	21,753	19,767	19,033
Intangible and other assets	8,488	7,221	6,940
Deferred tax assets	330	184	233
Total long-term assets	**31,916**	**29,262**	**28,372**
Total assets	**41,911**	**38,111**	**38,871**
Trade accounts payable	2,031	2,190	1,752
Current financial liabilities	3,706	2,682	6,128
Other current liabilities	2,164	1,910	1,910
Total short-term liabilities	**7,901**	**6,782**	**9,790**
Long-term financial liabilities	11,822	13,380	12,823
Defined benefit obligations	555	552	516
Deferred tax liabilities	2,871	2,115	1,992
Long-term provisions	1,199	1,032	915
Total long-term liabilities	**16,447**	**17,079**	**16,246**
Total liabilities	**24,348**	**23,861**	**26,036**
Share capital	506	460	460
Capital surplus	5,838	3,967	3,961
Treasury shares	(65)	(59)	(61)
Reserves	6,912	7,099	5,797
	13,191	**11,467**	**10,157**
Minority interest	4,372	2,783	2,678
Total shareholders' equity	**17,563**	**14,250**	**12,835**
Total liabilities and shareholders' equity	**41,911**	**38,111**	**38,871**

[1] Adjusted in line with IAS 21 amended (unaudited).

Million CHF	Share capital	Capital surplus	Treasury shares
Equity as at January 1, 2005 (as reported)	**460**	**3,956**	**(488)**
Restatement as per January 1, 2005 (as per note 2)			
Restated opening balances as at January 1, 2005 (unaudited)	**460**	**3,956**	**(488)**
Net income			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized gain (loss) in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			427
Remuneration paid in the form of stock options		5	
Capital paid-in by minorities			
New minorities assumed			
Buyout of minorities			
Equity as at June 30, 2005[1] (unaudited)	**460**	**3,961**	**(61)**
Equity as at December 31, 2005 (as reported)	**460**	**3,967**	**(59)**
Restatement as per January 1, 2006 (as per note 2)			
Restated opening balances as at January 1, 2006 (unaudited)	**460**	**3,967**	**(59)**
Net income			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized gain (loss) in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Share capital increase	42	1,662	
Conversion of convertible bonds	4	203	41
Dividends			
Change in treasury shares net			(47)
Remuneration paid in the form of stock options		6	
Capital paid-in by minorities			
New minorities assumed			
Buyout of minorities			
Equity as at June 30, 2006 (unaudited)	**506**	**5,838**	**(65)**

[1] Adjusted in line with IAS 21 amended.

Attributable to equity holders of Holcim Ltd					Minority interest	Total shareholders' equity
Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves		
6,910	**(10)**	**(50)**	**(2,245)**	**4,605**	**2,178**	**10,711**
29			**(29)**			
6,939	**(10)**	**(50)**	**(2,274)**	**4,605**	**2,178**	**10,711**
633[1]				633	124	757
			829[1]	829	202	1,031
		10		10		10
(286)				(286)	(125)	(411)
6				6		433
						5
					342	342
					(43)	(43)
7,292	**(10)**	**(40)**	**(1,445)**	**5,797**	**2,678**	**12,835**
8,170	**(1)**	**(25)**	**(1,045)**	**7,099**	**2,783**	**14,250**
0			**0**			
8,170	**(1)**	**(25)**	**(1,045)**	**7,099**	**2,783**	**14,250**
821				821	267	1,088
			(664)	(664)	(222)	(886)
		13		13		13
						1,704
20				20		268
(382)				(382)	(171)	(553)
5				5		(42)
						6
					17	17
					1,760	1,760
					(62)	(62)
8,634	**(1)**	**(12)**	**(1,709)**	**6,912**	**4,372**	**17,563**

Million CHF	January–June 2006 Unaudited	January–June 2005 Unaudited	±%	April–June 2006 Unaudited	April–June 2005 Unaudited	±%
Operating profit[1]	**1,941**	**1,448**	**+34.0**	**1,314**	**1,037**	**+26.7**
Depreciation and amortization of operating assets	776	589		402	342	
Other non-cash items	2	11		111	54	
Change in net working capital	(1,170)	(712)		(554)	(409)	
Cash generated from operations	**1,549**	**1,336**	**+15.9**	**1,273**	**1,024**	**+24.3**
Dividends received	38	25		22	17	
Financial income net	15	14		22	13	
Interest paid	(396)	(342)		(234)	(226)	
Income taxes paid	(386)	(333)		(163)	(207)	
Other (expenses) income	(4)	(14)		3	(12)	
Cash flow from operating activities (A)	**816**	**686**	**+19.0**	**923**	**609**	**+51.6**
Purchase of property, plant and equipment	(985)	(634)		(496)	(378)	
Disposal of property, plant and equipment	69	29		42	18	
Purchase of financial assets, intangible and other assets	(1,018)	(5,004)		(270)	(1,332)	
Disposal of financial assets, intangible and other assets	487	273		219	187	
Cash flow used in investing activities (B)	**(1,447)**	**(5,336)**	**–72.9**	**(505)**	**(1,505)**	**–66.4**
Dividends paid on ordinary shares	(382)	(286)		(382)	(286)	
Dividends paid to minority shareholders	(170)	(154)		(123)	(104)	
Dividends paid on preference shares	(17)	(11)		(17)	(11)	
Share capital paid-in	1,704	0		1,704	0	
Capital paid-in by minority interests	17	0		6	0	
Movements of treasury shares net	(42)	433		(51)	3	
In(De)crease in current financial liabilities net	760	3,207		(464)	225	
Proceeds from long-term financial liabilities	1,031	3,119		596	1,021	
Repayment of long-term financial liabilities	(2,310)	(1,030)		(1,764)	(739)	
(In)Decrease in marketable securities	(99)	5		(54)	(11)	
Cash flow from (used in) financing activities (C)	**492**	**5,283**	**–90.7**	**(549)**	**98**	**–660.2**
(De)Increase in cash and cash equivalents (A+B+C)	**(139)**	**633**		**(131)**	**(798)**	
Cash and cash equivalents as at the beginning of the period	**3,332**	**3,730**		**3,320**	**5,273**	
(De)Increase in cash and cash equivalents	(139)	633		(131)	(798)	
Currency translation effects	(111)	185		(107)	73	
Cash and cash equivalents as at the end of the period	**3,082**	**4,548**		**3,082**	**4,548**	

[1] For a reconciliation of operating profit to net income attributable to equity holders of Holcim Ltd, please refer to the consolidated statement of income of Group Holcim on page 8.

1 Basis of preparation

The unaudited consolidated half-year interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 *Interim Financial Reporting*. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2005 (hereafter "annual financial statements"), except as discussed in changes in accounting policies (note 2). The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2 Changes in accounting policies

Effective as from January 1, 2006, the International Accounting Standards Board (IASB) revised IAS 21 *The Effects of Changes in Foreign Exchange Rates* which led to the following IFRS change:

Change in treatment of currency translation effects on intergroup loans

According to IAS 21 *The Effects of Changes in Foreign Exchange Rates* (revised 2005), foreign exchange rate movements are recognized again directly in equity (currency translation effects) in respect of all qualifying intergroup equity loans irrespective of the currency of the loan. Prior to January 1, 2006, all foreign exchange rate movements on qualifying intergroup equity loans that were not denominated in either the functional currency of the borrower or lender were recognized directly in the statement of income. The effect of this amendment has resulted in an additional income statement charge of CHF 17 million within financial expenses net for the period January–June 2005. However, total shareholders' equity remained unchanged at December 31, 2005.

Effect of the adoption of new International Financial Reporting Standards

	Attributable to equity holders of Holcim Ltd	
Million CHF	Retained earnings	Currency translation effects
Equity as previously reported at December 31, 2004	**6,910**	**(2,245)**
Change in treatment of currency translation effects on intergroup loans	29	(29)
Restated opening balances as at January 1, 2005 (unaudited)	**6,939**	**(2,274)**
Equity as previously reported at December 31, 2005	**8,170**	**(1,045)**
Change in treatment of currency translation effects on intergroup loans	0	0
Restated opening balances as at January 1, 2006 (unaudited)	**8,170**	**(1,045)**

3 Changes in the scope of consolidation

Holcim took control of Gujarat Ambuja Cements Ltd. on May 3, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Between January 28, 2006 and May 3, 2006, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 14.8 percent and an additional obligation (put) to acquire 0.7 percent of the ordinary shares of Gujarat Ambuja Cements Ltd.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of control of Gujarat Ambuja Cements Ltd. (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	262	248
Property, plant and equipment	1,155	683
Other long-term assets	842	303
Current liabilities	(214)	(197)
Long-term provisions	(423)	(111)
Other long-term liabilities	(187)	(208)
Net assets	**1,435**	**718**
Minority interest	(1,213)	
Net assets acquired	**222**	
Total purchase consideration	**616**	
Fair value of net assets acquired	222	
Goodwill	**394**	

The initial accounting for Gujarat Ambuja Cements Ltd. was determined provisionally. Further adjustments are expected to arise from the fair values assigned to the identifiable assets acquired and liabilities assumed within twelve months from the date of acquisition.

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

Gujarat Ambuja Cements Ltd. contributed net income of CHF 34 million to the Group for the period from May 3, 2006 to June 30, 2006. If the acquisition had occurred on January 1, 2006, Group net sales and net income would have been CHF 372 million and CHF 92 million higher, respectively.

Holcim took control of ACC Limited (formerly The Associated Cement Companies Ltd.) on January 24, 2006, when it obtained the power to cast the majority of votes at meetings of the Board of Directors. Until that date, however, it was accounted for under the equity method as the Group was only able to exercise significant influence over the company. On the date Holcim acquired control it held 33.5 percent of the ordinary shares of ACC Limited through Ambuja Cement India Ltd. in which Holcim held 67 percent of the ordinary shares.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of ACC Limited (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	602	490
Property, plant and equipment	1,591	890
Other long-term assets	327	35
Current liabilities	(432)	(362)
Long-term provisions	(443)	(111)
Other long-term liabilities	(345)	(351)
Net assets	**1,300**	**591**
Minority interest.	(863)	
Net assets acquired	**437**	
Total purchase consideration	**669**	
Fair value of net assets acquired	437	
Goodwill	**232**	

The initial accounting for ACC Limited was determined provisionally until the fair value valuation of independent experts are concluded. In accordance with IFRS, adjustments to the fair values assigned to the identifiable assets acquired and liabilities assumed can be made during twelve months from the date of acquisition.

The goodwill is attributable mainly to the strong market position that the acquired company enjoys in India and the favorable growth potential.

ACC Limited contributed net income of CHF 106 million to the Group for the period from January 24, 2006 to June 30, 2006. If the acquisition had occurred on January 1, 2006, Group net sales and net income would have been CHF 117 million and CHF 6 million higher, respectively.

Holcim effectively controlled 100 percent of the shares of Aggregate Industries Limited for a total consideration of CHF 4,142 million when the offer to shareholders was declared unconditional on March 21, 2005.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of Aggregate Industries Limited (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	1,172	1,198
Property, plant and equipment	4,411	3,277
Other long-term assets	355	465
Current liabilities	(1,315)	(1,289)
Long-term provisions	(1,361)	(860)
Other long-term liabilities	(1,372)	(1,257)
Net assets	**1,890**	**1,534**
Minority interest	(9)	
Net assets acquired	**1,881**	
Total purchase consideration	**4,142**	
Fair value of net assets acquired	1,881	
Goodwill	**2,261**	

The goodwill is attributable to the favorable presence that Aggregate Industries Limited enjoys in the UK and US markets, including the good location and strategic importance of the mineral reserves and synergies that are expected to arise from the acquisition.

Aggregate Industries Limited has been consolidated as from the end of the first quarter 2005 and contributed CHF 134 million to the Group's net income in 2005. If the acquisition had occurred on January 1, 2005, Group net sales for the first quarter 2005 would have been CHF 710 million (based on unaudited financial statements) higher. Net income would have been reduced by CHF 35 million which reflects the expected seasonal lower first quarter trading results of Aggregate Industries Limited.

On April 11, 2005, Holcim successfully completed the strategic transactions in India. The Group held 67 percent of the equity capital in Ambuja Cement India Ltd. with Gujarat Ambuja Cements Ltd. holding the remaining 33 percent. As the holding company bundling Holcim's engagement in India, Ambuja Cement India Ltd. held 94.1 percent in Ambuja Cement Eastern Ltd. and 34.6 percent in ACC Limited at the date the transactions were completed.

The identifiable assets and liabilities arising from the acquisition are as follows:

Assets and liabilities arising from the acquisition of Ambuja Cement India Ltd. (consolidated)

Million CHF	Fair value	Carrying amount
Current assets	173	174
Property, plant and equipment	130	76
Other long-term assets	704	652
Current liabilities	(33)	(34)
Long-term provisions	(44)	0
Other long-term liabilities	(14)	(19)
Net assets	**916**	**849**
Minority interest	(307)	
Net assets acquired	**609**	
Total purchase consideration	**808**	
Fair value of net assets acquired	609	
Goodwill	**199**	

The goodwill is attributable mainly to the favorable presence that the acquired business enjoys in India and Holcim's entry into a dynamic market.

Ambuja Cement India Ltd. contributed net income of CHF 24 million to the Group in 2005. If the acquisition had occurred on January 1, 2005, Group net sales (based on unaudited financial statements) and net income would have been CHF 38 million and CHF 15 million higher, respectively.

4 Seasonality

Demand for cement, aggregates and other construction materials and services is seasonal because climatic conditions affect the level of activity in the construction sector.

Holcim usually experiences a reduction in sales during the first and fourth quarters reflecting the effect of the winter season in its principal markets in Europe and North America and tends to see an increase in sales in the second and third quarters reflecting the effect of the summer season. This effect can be particularly pronounced in harsh winters.

5 Segment information

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
January–June (unaudited)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Income statement														
Million CHF														
Total net sales	3,980	3,066	2,376	1,700	1,816	1,464	1,005	859	2,080	1,093	(378)	(312)	10,879	7,870
Operating EBITDA[1]	890	738	376	306	646	546	322	291	582	266	(99)	(110)	2,717	2,037
Operating EBITDA margin in %	22.4	24.1	15.8	18.0	35.6	37.3	32.0	33.9	28.0	24.3			25.0	25.9
Operating profit	625	522	217	194	520	426	278	250	404	171	(103)	(115)	1,941	1,448
Operating profit margin in %	15.7	17.0	9.1	11.4	28.6	29.1	27.7	29.1	19.4	15.6			17.8	18.4
Capacity and sales														
Million t														
Production capacity cement[2]	47.2	47.2	22.3	22.3	34.9	34.9	15.3	15.3	74.1	40.7			193.8	160.4
Sales of cement	15.4	14.9	8.7	8.0	12.9	11.4	7.3	7.2	24.3	14.6	(3.1)	(3.6)	65.5	52.5
Sales of mineral components	0.9	0.7	1.1	1.0			0.4	0.4	0.2	0.2			2.6	2.3
Sales of aggregates	44.3	35.6	27.2	20.7	6.3	5.8	5.4	4.6	1.4	1.6			84.6	68.3
Sales of asphalt	2.7	1.4	3.4	2.6									6.1	4.0
Million m^3														
Sales of ready-mix concrete	9.6	8.1	2.9	2.3	4.9	4.1	1.2	1.0	2.1	1.7			20.7	17.2

Information by product	Cement[3]		Aggregates		Other construction materials and services		Corporate / Eliminations		Total Group	
January–June (unaudited)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Income statement										
Million CHF										
Total net sales	7,108	5,264	1,296	894	3,824	2,690	(1,349)	(978)	10,879	7,870
Operating EBITDA[1]	2,269	1,649	242	206	206	182			2,717	2,037
Operating EBITDA margin in %	31.9	31.3	18.7	23.0	5.4	6.8			25.0	25.9

[1] Earnings before interests, taxes, depreciation and amortization.
[2] Prior-year figures as of December 31, 2005.
[3] Cement, clinker and other cementitious materials.

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
April–June (unaudited)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Income statement														
Million CHF														
Total net sales	2,328	2,152	1,492	1,295	890	789	539	480	1,218	598	(216)	(174)	6,251	5,140
Operating EBITDA[1]	599	563	299	263	317	296	171	164	365	149	(35)	(56)	1,716	1,379
Operating EBITDA margin in %	25.7	26.2	20.0	20.3	35.6	37.5	31.7	34.2	30.0	24.9			27.5	26.8
Operating profit	463	430	218	192	257	234	150	143	263	99	(37)	(61)	1,314	1,037
Operating profit margin in %	19.9	20.0	14.6	14.8	28.9	29.7	27.8	29.8	21.6	16.6			21.0	20.2
Capacity and sales														
Million t														
Sales of cement	9,5	9.4	5.2	5.0	6.5	6.0	3.9	4.0	14.2	7.8	(1.6)	(2.0)	37.7	30.2
Sales of mineral components	0.5	0.4	0.7	0.7			0.2	0.2	0.1	0.1			1.5	1.4
Sales of aggregates	25.4	24.8	17.9	18.9	3.2	3.0	2.9	2.6	0.7	0.8			50.1	50.1
Sales of asphalt	1.4	1.4	2.9	2.6									4.3	4.0
Million m^3														
Sales of ready-mix concrete	5.5	5.2	1.8	2.0	2.5	2.2	0.7	0.6	1.1	0.9			11.6	10.9

Information by product	Cement[3]		Aggregates		Other construction materials and services		Corporate / Eliminations		Total Group	
April–June (unaudited)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Income statement										
Million CHF										
Total net sales	4,068	3,106	743	701	2,203	1,968	(763)	(635)	6,251	5,140
Operating EBITDA[1]	1,343	1,022	202	189	171	168			1,716	1,379
Operating EBITDA margin in %	33.0	32.9	27.2	27.0	7.8	8.5			27.5	26.8

6 Change in consolidated net sales

Million CHF	January–June 2006	January–June 2005	April–June 2006	April–June 2005
Like for like	865	455	384	436
Change in structure	1,747	1,258	642	1,218
Currency translation effects	397	(160)	85	(71)
Total	**3,009**	**1,553**	**1,111**	**1,583**

7 Change in consolidated operating EBITDA

Million CHF	January–June 2006	January–June 2005	April–June 2006	April–June 2005
Like for like	273	124	108	155
Change in structure	308	241	206	219
Currency translation effects	99	(48)	23	(21)
Total	**680**	**317**	**337**	**353**

8 Other income net

Million CHF	January–June 2006	January–June 2005	April–June 2006	April–June 2005
Dividends earned	5	8	2	6
Other financial income	18	16	10	5
Other ordinary income (expenses) net	34	6	23	(2)
Depreciation and amortization of non-operating assets	(14)	(14)	(13)	(5)
Total	**43**	**16**	**22**	**4**

In 2006, the position other ordinary income (expenses) net mainly includes gains on disposal of property, plant and equipment.

9 Financial expenses net

Million CHF	January–June 2006	January–June 2005	April–June 2006	April–June 2005
Interest expenses	(452)	(406)	(219)	(241)
Fair value changes on financial instruments	(86)	(1)	(9)	(3)
Amortized discounts on bonds and private placements	(21)	(12)	(12)	(1)
Other financial expenses	(17)	(17)	0	(1)
Interest earned on cash and marketable securities	61	55	34	33
Foreign exchange gain net	80	7	16	8
Financial expenses capitalized	1	3	1	3
Total	**(434)**	**(371)**	**(189)**	**(202)**

The position fair value changes on financial instruments includes a charge of CHF 101 million (2005: 2) on the USD convertible bonds. The revised IFRS effective January 1, 2005 require in connection with convertible bonds in foreign currencies that changes in the fair value of the conversion option rights are charged to the income statement. During half-year 2006, these changes were driven by the weaker USD exchange rate against the CHF and the increase of the underlying Holcim share price.

10 Bonds and private placements

On April 20, 2006, Holcim Ltd issued new notes of CHF 250 million with fixed interest rates (3%, 2006–2015). In addition, Holcim Overseas Finance Ltd. issued notes of CHF 300 million with fixed interest rates (2.75%, 2006–2011) which are guaranteed by Holcim Ltd. Both series of notes were issued under the EUR 5 billion Euro Medium Term Note Program of Holcim for refinancing purposes.

As at March 9, 2006, Aggregate Industries Limited fully repaid the USD 10 million (7.9%, 1995–2007), the USD 100 million (4.37%, 2004–2011) and the USD 150 million (5.03%, 2004–2016) notes with fixed interest rates.

11 Share capital increase

The Annual General Meeting of Shareholders of May 12, 2006 approved a CHF 42,150,094 capital increase through the issuance of 21,075,047 fully paid-in registered shares with a par value of CHF 2. The net proceeds of the transaction amounted to CHF 1,704 million.

During the second quarter 2006, convertible bonds (0%, 2002–2017) with a carrying value of USD 223 million were converted into 1,924,059 newly issued, fully paid-in registered shares of Holcim Ltd with a par value per share of CHF 2 (through the use of conditional share capital) and 566,753 treasury shares. As a result, the share capital increased by CHF 3,848,118 to CHF 505,849,248.

12 Contingent liabilities

No significant changes.

13 Dividends

In conformity with the decision taken at the Annual General Meeting on May 12, 2006, a dividend related to 2005 of CHF 1.65 per registered share has been paid on May 16, 2006. This resulted in a total ordinary dividend payment of CHF 382 million.

14 Post-balance sheet events

On May 3, 2006, the Board of Directors of Gujarat Ambuja Cements Ltd. and Ambuja Cement Eastern Ltd., a company fully consolidated by Holcim since April 2005, decided to merge. As a result of the merger, the equity interest of Holcim in Gujarat Ambuja Cements Ltd. will be increased to approximately 23 percent. The merger is subject to the approval of Gujarat Ambuja Cements Ltd. and Ambuja Cement Eastern Ltd. shareholders and the responsible authorities and is expected to close before year-end 2006.

On March 7, 2006, Holcim announced that it anticipates subscribing to a proposed capital increase by Huaxin Cement Co. Ltd., China. As a consequence, the participation of Holcim in Huaxin Cement Co. Ltd. would increase from 26.1 percent to 50.3 percent and Holcim would subsequently consolidate this entity. Holcim expects to pay approximately USD 125 million for this shareholding.

As at August 8, 2006, Holcim Finance (Australia) Pty Ltd issued new notes of AUD 175 million with fixed interest rates (6.5%, 2006–2009) and AUD 85 million (2006–2009) with floating interest rates. Both series of bonds are guaranteed by Holcim Ltd and were issued under the AUD 500 million Australian Debt Issuance Programme of Holcim Finance (Australia) Pty Ltd. The proceeds are being used to refinance outstanding bonds in principal amount of AUD 260 million maturing August 8, 2006.

On June 21, 2006, Holcim made, through its wholly-owned subsidiary Aggregate Industries Limited, a recommended cash offer to acquire the entire issued share capital of Foster Yeoman Limited, UK. The acquisition is subject to approval of the responsible competition authorities.

On July 21, 2006, Holcim acquired, through its wholly-owned subsidiary Aggregate Industries, 100 percent of Meyer Material Company in the US for USD 231 million.

15 Principal exchange rates

	Income statement			Balance sheet		
	Average exchange rates in CHF Jan–June			Closing exchange rates in CHF		
	2006	2005	±%	30.6.2006	31.12.2005	30.6.2005
1 EUR	1.56	1.55	+0.6	1.57	1.56	1.55
1 GBP	2.27	2.26	+0.4	2.26	2.26	2.31
1 USD	1.27	1.21	+5.0	1.23	1.32	1.28
1 CAD	1.12	0.98	+14.3	1.11	1.13	1.04
100 MXN	11.66	10.94	+6.6	10.89	12.37	11.96
1 ZAR	0.20	0.19	+5.3	0.17	0.21	0.19
100 INR	2.82	2.77	+1.8	2.68	2.91	2.95
100 THB	3.29	3.07	+7.2	3.23	3.21	3.11
1000 IDR	0.14	0.13	+7.7	0.13	0.13	0.13
100 PHP	2.44	2.21	+10.4	2.32	2.48	2.29
1 AUD	0.94	0.93	+1.1	0.92	0.96	0.98

Holcim securities

The Holcim shares (security code number 1221405) are listed on the SWX Swiss Exchange and traded on virt-x. Telekurs lists the registered share under HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLN.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 23.7 billion at June 30, 2006.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Financial reporting calendar

Press and analyst conference for the third quarter 2006	November 8, 2006
Press and analyst conference on annual results for 2006	February 28, 2007
First quarter 2007 results	May 3, 2007
General meeting of shareholders	May 4, 2007
Dividend payment	May 9, 2007
Half-year 2007 results	August 23, 2007
Press and analyst conference for the third quarter 2007	November 7, 2007

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 80 09
investor.relations@holcim.com





Science Center Wolfsburg





Holcim is a worldwide leading supplier of cement and aggregates as well as downstream activities such as ready-mix concrete and asphalt including services. The Group is present in more than 70 countries on all continents.